Tractebel Energia

suez

RECEIVED

2004 MAY -7 A 9:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024959

Florianópolis, 29 de abril de 2004.

CE DF-0006/2004

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exeption: Nº 82-4760

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the 14th Extraordinary Shareholders General Meeting and 7th General Shareholders Meeting of Tractebel Energia S.A.'s minutes, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in teh enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
MAY 11 2004
THOMSON
FINANCIAL

cc.: Glorinete Laurentino
The Bank Of New York

5/11

Tractebel Energia

suez

TRACTEBEL ENERGIA S.A.
Listed Company - CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to Shareholders that the Ordinary Shareholders Meeting of Tractebel Energia S.A., held on April 12th, 2004, approved the net profit destination and the dividends distribution proposed by the Company's Administration and included at financial statements of fiscal year ended on December 31st, 2003.

This way, BRL 257,296,592.32 will be paid as additional dividends on the Interest on Equity declared in 2003, corresponding to BRL 0.416032 per lot of one thousand A Class Preferred shares, BRL 0.394175 per lot of one thousand B Class Preferred shares and BRL 0.394175 per lot of one thousand Ordinary shares.

The referred dividends will be paid on April 20th, 2004, based on shareholders position of April 12th, 2004, date of the Ordinary Shareholders Meeting.

According to the Announcement to Shareholders issued on March 11th, 2004, BRL 144,000,000.00 gross amount will also be paid on April 20th, 2004, as Interest on Equity declared on July 31st, 2003, based on shareholders position dated July 28th, 2003.

Florianópolis, April 12th, 2004

Marc Verstraete
Financial and Investors Relationship Director

Tractebel Energia

CNPJ 02.474.103/0001-19

MINUTES FROM THE 14th (FOURTEENTH) EXTRAORDINARY SHAREHOLDERS MEETING AND FROM THE 7th (SEVENTH) ORDINARY SHAREHOLDERS MEETING OF TRACTEBEL ENERGIA S.A.

On April 12th, 2004, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, No. 366, Centro, Florianópolis, capital of Santa Catarina state, the shareholders of Tractebel Energia S.A. came together, representing more than 2/3 (two third parts) of the stock capital with right to vote, according to registers and signatures constant of "Shareholders Presence Book", in order to deliberate about the subjects of the Agenda. At the meeting opening, according to the article 12 of Bylaws, Mr. Maurício Stolle Bähr, Board of Directors Chairman, whose is in charge of the meeting works, proposed the indication of Mr. José Moacir Schmidt, as Secretary, which was accepted. Beginning the meeting, the Chairman thanked the presence of shareholders, Mr. Marcelo C. Malta, CRC/RJ-072259-05, Deloitte Touche Tohmatsu Independent Auditors representative and Mr. Manoel Arlindo Zaroni Torres, CEO of the Company. In the continuation, informed that Mr. Newton de Lima Azevedo Júnior and Mrs. Carla Carvalho de Carvalho, Fiscal Council members, were participating by video conference. After that, also informed the Minutes will be drawn up as a facts summary, according to the Article No. 130, § 1st, from Law No. 6,404/76 terms, and that the current Meetings were regularly convoked by notice published in the following Newspapers "Valor Econômico", "Diário Oficial do Estado de Santa Catarina" and "Diário Catarinense", editions from March, 26th, 29th and 30th, 2004 and asked me to read them and so I did, as follows: "***EXTRAORDINARY AND ORDINARY SHAREHOLDERS MEETINGS – CONVOCATION*** *- According to the legal and Bylaws disposals, the Shareholders of TRACTEBEL ENERGIA S.A. are convoked for the Extraordinary and Ordinary Shareholders Meetings that will take place, cumulatively, on April 12th, 2004, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina state, with the following Agenda:* ***1. EXTRAORDINARY SHAREHOLDERS MEETING:*** ***1.1*** *Bylaws changing, in order to transfer the attribution constant in the clause "VI" from the 33 article to the 31 article;* ***1.2*** *Revalidation of the service agreement settled between the Company and Suez-Tractebel S.A. approved at the Extraordinary Shareholders Meeting held on April 29th, 2002* ***(This item of Agenda will be voted exclusively by minority shareholders); 2. ORDINARY SHAREHOLDERS MEETING: 2.1*** *Taking the accounts from the managers, reviewing, discussing and voting the Financial Statements of fiscal year ended on December 31st, 2003;* ***2.2*** *Deliberating about Yearly Net Profit destination and dividends distribution;* ***2.3*** *Election of Board of Directors to be in charge up to the Ordinary Shareholders Meeting of 2007;* ***2.4*** *Deliberating about employees participation on profits or results related to 2003;* ***2.5*** *Deliberating about Managers total remuneration of 2004. The Shareholders shall prove their shareholders condition up to 72 (seventy two) hours before the Meetings, through deposit of documents that prove the ownership of Tractebel Energia S.A. shares, to be delivered at Company's Headquarters, during the business hours, on terms of applicable legislation and the 13th article of Bylaws. We inform on terms of CVM Instruction No. 165/91, changed by CVM Instruction No. 282/98, that the minimum percentage of participation on the voter equity necessary to request the adoption of multiple vote for election of Board of Directors members is 5% (five per cent). Florianópolis, March 26th, 2004. Mauricio Stolle Bähr, Board of Director Chairman".* Continuing, the Chairman put on discussion **the first item of EXTRAORDINARY SHAREHOLDERS MEETING**: **Item 1.1.** Bylaws changing, in order to transfer the attribution constant in the clause "VI" from the 33 article to the 31 article – The Chairman informed to the Shareholders that the proposed changes aim only to adequate the Company's energy trading activities, transferring the coordination of the Energy Trade Planning Committee activities from the Energy Trading and Business

Tractebel Energia

mean inclusion of new subject at Company's Bylaws. Putting into discussion, the subject was approved **by the majority** and the BNDESPAR shareholder abstained himself to vote. As consequence of such alterations, **the Company's Bylaws consolidation was performed**, which redaction is as following: *"**CHAPTER I – From Denomination, Organization, Headquarters, Validity and Object – 1st Article** - TRACTEBEL ENERGIA S.A. is a stock company that rules itself by the present Bylaws, by the Stock Companies Law and by other applicable Laws and Rules. **2nd Article** – The Company has its Headquarters and forum in Florianópolis, Santa Catarina state, at Rua Antônio Dib Mussi, 366, Centro, and can create subsidiaries, branches, agencies and offices inside the Country and abroad. **3rd Article** - The Company has indeterminate validity. **4th Article** – The Company has as its proposal: **I** – performing studies, projects, construction and operation of electric energy power plants, as well as settling trade acts resulting from those activities; **II** – taking part in energetic sector interest researches, linked to electric energy generation and distribution, as well as in studies of exploitation of hydroelectric developments for multiple purposes; **III** – contributing for technical personnel formation, necessary to the electric energy sector, as well to the qualified workers preparing, through special courses; **IV** – participating on entities destined to interconnected electric systems operational co-ordination; **V** – taking part in associations or organizations with technical, scientific and entrepreneur character in regional, national or international ambit, for the electric energy sector concern; **VI** – contributing for environment preservation during its activities; **VII** – collaborating with the programs related to the promotion and incentive for national industry of material and equipment destined to the electric sector, as well for its technical normalization, standardizing and quality control; and **VIII** - participating, as partner, quotaholder or shareholder of other societies into the electric sector. **CHAPTER II – From the Capital and Shares – 5th Article** - The Company's subscribed Capital Stock is BRL 2,445,766,091.90 (two billion, four hundred forty five million, seven hundred sixty six thousand, ninety one Reais and ninety cents) divided in 652,742,193,511 (six hundred fifty two billion, seven hundred forty two million, one hundred ninety three thousand, five hundred eleven Reais) shares, being 464,052,075,236 (four hundred sixty four billion, fifty two million, seventy five thousand and two hundred thirty six) nominal common shares, 75,069,876 (seventy five million, sixty nine thousand and eight hundred seventy six) A class nominal preferred shares and 188,615,048,399 (one hundred eighty eight billion, six hundred fifteen million, forty eight thousand and three hundred ninety nine) B class nominal preferred shares, all without face value. § 1st. – The Company is able to issue preferred shares until the limit of 2/3 (two third parts) of Capital Stock, without observing proportion with the others, which will compete in the same conditions with the common shares. § 2nd – The nominal common shares, with right to vote, and nominal preferred shares, without right to vote, may be kept in deposit accounts in name of the respective owners, under the writ regimen, without certificates issue, in financial institution designated by the Board of Directors. § 3rd Whenever the share ownership transference takes place, the depositary financial institution can charge, from the alienator shareholder, the cost concerning to the service of such transference, observing the maximum amount fixed by the Stock Exchange Commission. § 4th – The nominal preferred shares can not be converted in common shares and it will have priority on the capital reimbursement and on dividends distribution. § 5th – The A class nominal preferred shares will have priority on dividends distribution, calculated on proportion of 8% (eight per cent) of the capital linked for this kind and class of shares, or on proportion of 3% (three per cent) of the net worth amount linked for this kind and class of shares, which be higher, and these dividends will be divided proportionally among them. § 6th – The B class nominal preferred shares will have priority on dividends distribution of 6% (six per cent) on capital for this kind and class of shares, or on proportion of 3% (three per cent) of the net worth amount linked for this kind and class of shares, which be higher, and these dividends will be divided proportionally among them. § 7th – The nominal preferred shares will participate, in the same conditions with the nominal common shares on dividends distribution, after being assured the lesser of minimum foreseen dividend at*

convertible debentures. ***Unique Paragraph*** *– The share convertible debentures paying in will obey the rules established by the Shareholders Meeting, which may delegate for the Board of Directors the titles condition settlement or up-dating.* ***7th Article*** *– The Company's capital increase will be performed through public or private shares subscription, by debentures conversion or reserves incorporation, capitalizing the resources through the modalities accepted by law, and the shares paying in will obey the rules and conditions established by its Board of Directors.* ***Unique Paragraph*** *– The shareholder who will not do the payment according to the rules and conditions referred on this Article, will remain, in full right, constituted in delay, applying monetary up-dating, 12% (twelve per cent) p.a. interest and 10% (ten per cent) fine on the expired installment amount.* ***8th Article*** *– The Company is authorized, by Board of Directors deliberation, independently of Bylaws reform, increase its Stock Capital until the limit of BRL 4,500,000,000.00 (four billion and five hundred million Reais).* ***§ 1st*** *– Besides the other condition referring to the new shares issue, the Board of Directors shall determine the issue price and the pay in term of subscribed shares.* ***§ 2nd*** *– The capital increases may be done without the need of keeping proportion between preferred and common shares, observing the disposal on the § 1st from the 5th Article.* ***§ 3rd*** *– The Board of Directors may approve new shares issue without preference right for the ancient shareholders, if the placement is performed through sale in stock market, public subscription or barter by shares in control acquisition public offer.* ***9th Article*** *– The Company may issue unique or multiple share titles. The aggregation or split-off will be done after shareholder solicitation and the titles substitution expenses will be in its charge.* ***Unique Paragraph*** *– The services of shares conversion, transference and split-off can be transitorily suspended, observing the rules and limitations established by the legislation in force.* ***CHAPTER III – From the Shareholders Meeting - Article 10*** *– The Ordinary Shareholders Meeting will take place into the 4 (four) first months after the fiscal year end, in day and hour previously established, for:* ***I*** *– taking the accounts from the managers, examining, discussing and voting the financial statement;* ***II*** *– deliberating about the Net Profit destination and the dividends distribution; and* ***III*** *– electing the Fiscal Council members and, whenever is the case, the Board of Directors members.* ***Article 11*** *– The Shareholders Meeting will come together extraordinarily, whenever is necessary, observing on its convoking, installation and deliberations, the legal and Bylaws pertinent prescriptions.* ***Article 12*** *– The board which will conduct the Shareholders Meeting works will be constituted by the Board of Directors Chairman or, in his absence or impediment, for whom the assembly chose, and by a Secretary, chosen among the presents.* ***Article 13*** *– The Convocation may regulate the shareholder presence at Shareholders Meeting to the law foreseen requests fulfillment, and it shall present a document that proves its shareholder position. The documents deposit may be claimed with 72 (seventy two) hours before the Shareholders Meeting date.* ***CHAPTER IV – From Management - Article 14*** *– The Company will be managed by a Board of Directors and by a Directory.* ***Article 15*** *– The Shareholders Meeting will establish the managers remuneration. If the remuneration is established as a global amount, the Board of Directors shall deliberate on its distribution among its members and Directors.* ***CHAPTER V – From the Board of Directors - Article 16*** *– The Board of Directors will be composed up to 7 (seven) members, being one of them the Chairman and other the Vice-Chairman, chosen by the shareholders, according to the law, in charge for 3 (three) years long, with re-election allowed.* ***§ 1st*** *– One of the Board of Directors member will be indicated by the Company's employees and elected on shareholders agreement terms, among them and the controller shareholder.* ***§ 2nd*** *– Occurring the vacancy at the Board of Directors, the shareholders shall be convoked, according to the law, for electing a substitute in a Shareholders Meeting.* ***Article 17*** *– The Board of Directors will come together, ordinarily, each quarter and, extraordinarily, whenever the Company's interest claims, through convocation under this Bylaws way.* ***Article 18*** *– The Board of Directors meetings will be convoked by its Chairman or by members which represent at least 1/3 (one third part) of its members, being dispensed the convocation at the hypothesis of the complete members presence. The Board of Directors will*

Tractebel Energia

19 – The Board of Directors will have the following attributions: ***I*** *– settling the Company's business general orientation;* ***II*** *– electing and destitute the Directors and settling their attributions, observing the disposal on this Bylaws;* ***III*** *– fiscalizing the Directors' management;* ***IV*** *– establishing limits and duties for the Company representing by attorneys;* ***V*** *– convoking the Shareholders Meeting;* ***VI*** *– voicing their opinion about the Annual Report and the Directory accounts;* ***VII*** *– approving the Company's annual budget amount;* ***VIII*** *– approving the agreements and obligations assumption over BRL 15,000,000.00 (fifteen million Reais);* ***IX*** *– proposing to the Shareholders Meeting the debentures issue;* ***X*** *– deliberating on debentures negotiation condition, by Shareholders Meeting delegation, up to the authorized limit;* ***XI*** *– approving the concession of warranty or aval for others;* ***XII*** *– approving the alienation or burdening the Company's permanent assets goods over BRL 15,000,000.00 (fifteen million Reais);* ***XIII*** *– deliberating on the Company's shares acquisition and alienation establishing their prices and conditions;* ***XIV*** *– deliberating on the new shares issue, the issue price and the other condition of such issue, observing this Bylaws terms;* ***XV*** *– deliberating, on the semestral financial statements elaboration or in smaller periods and the intermediary dividends distribution or its accountancy on accumulated profits account or on profits reserve accounts, as well the declaration or payment of interest on equity, in the cases foreseen in this Bylaws.* ***XVI*** *– deliberating on commercial promissory notes issue (commercial papers), as well the subscription bonds issue;* ***XVII*** *– choosing and destitute the independent auditor;* ***XVIII*** *– approving the Company's Internal Regulation; and* ***XIX*** *– deliberating on omission cases in the Bylaws.* ***Article 20*** *– In the absences or impediments, the Chairman will be replaced by the Vice-Chairman.* **CHAPTER VI – From Directory** *-* ***Article 21*** *– The Company's Directory will be composed up to 7 (seven) members, being one of them the Chairman, elected by the Board of Directors, with 3 (three) years long mandate, being allowed the re-election.* ***Article 22*** *– The Directory will come together ordinarily at least once in a month and extraordinarily, always the Company's interest claims, through this Bylaws terms convocation.* ***Article 23*** *– The Directory's meetings will be convoked by its Chairman or by 2 (two) Directors, being dispensed the convocation on hypothesis of all members presence. The Directory will deliberate under majority of votes, being proper to the Chairman, in case of equality, the quality vote.* ***Article 24*** *- Compete to the Directory the Company's general direction and representation, observing this Bylaws and the guidelines and attributions settled by the Board of Directors.* ***Unique Paragraph*** *– It is proper to the Directory under its functions execution:* ***I*** *– elaborating the financial information and the management report, whenever is necessary;* ***II*** *– elaborating the Company's Internal Regulation and submit it to the Board of Directors approval;* ***III*** *– elaborating the Company's annual budget; and* ***IV*** *– approving any revision of the annual approved budget, observed the global amount approved by the Board of Directors.* ***Article 25*** *- In case of temporary impediment, license or vacation of any Director, the Directory will indicate one Director to accumulate its functions.* ***Article 26*** *– In case of vacancy, the Directory will designate one Director to accumulate the functions of the vacant post, up to the Board of Director first meeting, when the vacant post will be filled, for the remaining period of the substituted Director.* ***Article 27*** *– The Company will be obliged for the conjunct signatures of two Directors, observed, although, the determination of following §§. § 1st – The Directors will be able to name attorney to represent the Company, always acting jointly with one Director or other attorney with plenty of power or, further, acting singly. § 2nd - The Company's power of attorney shall be approved by 2 (two) Directors and shall specify the power granted and the mandate term, excepted the power of attorney to represent the Company at administrative and judicial processes which may have undetermined term.* **CHAPTER VII – From Directors Attribution - Article 28** *– It is entitled to the Chairman:* ***I*** *– superintending the Company's business and formulate its policies and strategies;* ***II*** *– keeping internal audit system; and* ***III*** *– presiding the Directory meetings.* ***Article 29*** *- It is entitled to the Administrative Director:* ***I*** *– formulating general administrative procedures and policies for documentation, procurement, general services, administrative [illegible]*

*relations; and **III** – formulating the Company's Human Resources policies. **Article 30** - It is entitled to the Financial and Investor Relationship Director: **I** – promoting the Company's financial and accounting management; **II** – co-ordinate the relations with financial and stock markets, rendering information to the Stock Exchange Commission – CVM, Stock Exchange, shareholders and investors, as required by the applicable legislation; and **III** – implanting the policies and coordinate the Company's insurance contract. **Article 31** – It is entitled to the Planning and Control Director: **I** – elaborating the Strategic Plan and preparing and following-up the Company's budget; **II** – effectuating the planning and the production plan, the accounting and trade of energy at MAE and operating the energy purchase and sale contracts; **III** – evaluating and following-up the Company's risk assessment; **IV** – managing the regulatory subjects related to the production and trade of energy, analyzing prices and risks and proposing strategies for energy sale; **V** – coordinating the activities of the Risk Management Committee; and **VI** - coordinating the activities of the Energy Trade Planning Committee. **Article 32** – It is entitled to the Energy Production Director: **I** – promoting the operation and maintenance of Company's production assets. **Article 33** - It is entitled to the Energy Trading and Business Director: **I** – performing the energy trading for the short, medium and long run; **II** - developing new markets and clients and define products to be traded; **III** – developing new investments in co-generation and giving support on new business development; **IV** – developing and implanting the concept of TIS - Tractebel Industrial Solutions; and **V** – representing the Company for the development and implantation of integrated industrial solution according to the concept of SIS - Suez Industrial Solutions. **Article 34** – It is entitled to the Project Implantation Director: **I** – conducting the physical implementation of new undertakes, including construction, urbanism and infra-structure; and **II** – conducting the licensing and commissioning of the new undertakes. **CHAPTER VIII – From Strategic Committee - Article 35** – The Company may have a strategic committee, which will be an administration consulting instrument, with functions to opine and advise the Board of Directors and Directory on matters in which it is submitted. The Strategic Committee will be formed up to 7 (seven) members, shareholders or not, living in the Country or not, being able to be managers, elected by the Board of Directors, which will set the remuneration of its members, and its functioning will be ruled by the Company's Internal Regulation. **CHAPTER IX – From Fiscal Council - Article 36** – The Fiscal Council will not have permanent functioning, installing just when requested by shareholders, in the form of the law, being constituted up to 5 (five) effective members and same proxy number, with 1 (one) year term. The Shareholders Meeting which comes to elect the Fiscal Council, will set the respective remuneration, observed the legal minimum amount. **CHAPTER X – From Fiscal Year and Financial Statements - Article 37** – The fiscal year will end on December 31st of each year and will obey, concerning the financial statements, the legal applicable dispositions. **§ 1st** - The dividends distribution not inferior to 25% (twenty five percent) from the net profit will be obliged for each fiscal year, adjusted at law terms, observed the foreseen dispositions at 5th Article concerning the dividends of preferred shares, the whole fiscal year results destination shall be submitted to the Shareholders Meeting deliberation. **§ 2nd** – The Company may rise financial statements on June 30th of each year, and the Board of Directors may declare dividends based on the same. **§ 3rd** – The Company may elaborate financial statements and distribute dividends in shorter periods, since the total of paid dividends on each semester of fiscal year do not exceed the amount of the capital reserve which treats the §1st of the article 182 of the Law 6,404, from December 15th, 1976. **§ 4th** – The Board of Directors may declare intermediary dividends, to the accumulated profit account or profits reserves existing at the last annual or semi-annual balance. **§ 5th** – The Company, by means of Board of Directors deliberation, may declare or pay remunerative interest on equity to the shareholders, observing, for this purpose, the applicable legislation. The amount paid or declared by the Company in the quality of interests on equity may be imputed, in terms of applicable legislation, by the obligatory dividends values, including the preferred shares dividends. **Article 38** – The action to plead the dividends prescribes in 3 (three) years, in which,*

***Disposition** - **Article 39** – The participation on profits or results, disentailed from remuneration, may be paid to the employees, after manifestation of the Ordinary Shareholders Meeting, in consonance with the pertinent legislation*"; Next, the Chairman informed that the Agenda would be deliberated as follows: **Item 1.2**. Revalidation of the service agreement settled between Tractebel Energia S.A. and Suez-Tractebel S.A., current denomination of Tractebel S.A., approved at the Extraordinary Shareholders Meeting held on April 29th, 2002 – It was informed to the present shareholders that the contract mentioned in this item was approved at the Extraordinary Shareholders Meeting mentioned by 36 (thirty six) months term, subjecting, however, its revalidation by minority shareholders for each period of twelve months, in a Meeting to be convoked for this ends and which efficacy was subjected to Agência Nacioanl de Energia Elétrica – ANEEL approval, which occurred through Official Letter No. 526/2003-SFF/ANNEL, dated April 23rd, 2003. Likely to the occurred at the Extraordinary Shareholders Meeting that approved the agreement, the controller shareholder TRACTEBEL EGI SOUTH AMERICA LTDA. abstained itself to vote in this subject. Putting the matter in vote, **it was approved by the majority,** with negative vote of BNDESPAR shareholder, conditioned, although, to new revalidation by minority shareholders at the period of twelve months end, at a Meeting to be convoked for this purpose. **Without any other manifestation, the Chairman closed the 14th Extraordinary Shareholders Meeting.** Following the works, the Chairman put into discussion the first item from the Agenda of the Ordinary Shareholders Meeting. Before this, the Chairman informed that the Announcement to Shareholders according to the Article 133 of law 6,404/76 was issued at the following Newspapers: "Diário Catarinense", "Valor Econômico" and "Diário Oficial do Estado de Santa Catarina", editions from March 11th, 12th and 15th, 2004 and the Manager Report and Financial Statements, with Independent Auditors opinion, were issued at the following Newspapers: "Diário Catarinense", "Diário Oficial do Estado de Santa Catarina" and "Valor Econômico", edition from March 30th, 2004. In the last cited newspaper was issued the Summarized Financial Statements, meeting the CVM Instruction No. 232/1995 with which were fulfilled the formalities to hold this Meeting. Following the works, the Chairman put into discussion **the first item from the Agenda of the ORDINARY SHAREHOLDERS MEETING. Item 2.1**. Taking the accounts from the managers, examining, discussing and voting the financial statements related to the fiscal year ended on December 31st 2003 - As the Annual Report, the Financial Statements, the Independent Auditors opinion and the Fiscal Council opinion are already known by the present, it was proposed and approved the reading dispensation of such documents. After the pertinent discussion over the subject, the Financial Statements related to the fiscal year ended on December 31st, 2003, as well as the Manager's accounts related to the same fiscal year were put on vote, **being approved by majority**, abstaining to vote the BNDESPAR shareholder. The Chairman, carrying on the meeting, informed the following item of Agenda: **Item 2.2**. Deliberate over the Yearly Net Profit destination and the dividends distribution –It was proposed the Yearly Net Profit destination, in an amount of BRL 517,154,307.71, contemplated at Financial Statements in the following terms: a) BRL 25,857,715.39 corresponding to 5% of the yearly net profit for legal reserve constitution (Article 193 from Law No. 6,404/76); and b) remaining balance distribution, in an amount of BRL 491,296,592.32, according to the following composition: (i) BRL 234,000,000.00 for interest on equity already declared in 2003, according to the Article 9th of Law No. 9,249/95 and CVM Deliberation No. 207/96, by competent deliberations of Board of Directors, which amounts net from Income Tax were input to obligatory dividends; and (ii) additional dividends, in an amount of BRL 257,296,592.32 corresponding to BRL 0,416032 per lot of one thousand A class preferred shares, BRL 0.394175 per lot of one thousand B class preferred shares and BRL 0.394175 per lot of one thousand ordinary shares. Put the matter on vote, it was **approved by the majority**, abstaining to vote the BNDESPAR shareholder; **Item 2.3.** Election of Board of Directors members in charge up to the Ordinary Shareholders Meeting of 2007 – Before starting this item discussion, **the Chairman informed it was not requested by shareholder, during the legal term, the**

dated December 11th, 1991, to adopt multiple vote for electing member of Board of Directors. In the following, the members of Board of Directors were elected by majority, abstaining to vote the BNDESPAR shareholder, **in charge up to the Ordinary Shareholders Meeting of 2007, the following Counselors: Mr. LUIZ ANTÔNIO BARBOSA,** Brazilian, married, retired, RG No. 427150-5, CPF nº 343.757.249-00, resident and dwelling in Tubarão city, Santa Catarina state, Rua Prudente de Morais, 370, representative indicated by Company's employees, choose by them through electoral process held on April 6th, 2004, according to Minutes presented by Chairman to the shareholders**, which indication was homologated by majority,** abstaining to vote BNDESPAR shareholder and **Mr. MAURÍCIO STOLLE BÄHR,** Brazilian, married, engineer, RG No. 3794361 IFP/RJ, CPF/MF No. 748.528.847-49, resident and dwelling in Rio de Janeiro city and state, with office at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, Rio de Janeiro city and state; **Mr. JAN FRANCISCUS MARÍA FLACHET**, Belgian, married, electrical-mechanical engineer, ID RNE No. V-385690-E (according to process Delemaf/SC 08495.000453/2004-65), CPF No. 059.308.257-50, resident and dwelling in Buenos Aires, Argentina, with office at Rua Esteves Júnior, 50, 9° andar, Florianópolis city, Santa Catarina state; **Mr. MANOEL ARLINDO ZARONI TORRES**, Brazilian, married, engineer, RG No. M428567 SSP/MG, dated 28.07.1993, CPF/MF No. 115.116.056-34, resident and dwelling in Florianópolis city, Santa Catarina state, with office at Rua Antônio Dib Mussi, 366, Centro, Florianópolis city, Santa Catarina state; **Mr. VICTOR-FRANK DE PAULA ROSA PARANHOS,** Brazilian, married, engineer and actuary, ID No. IBA 643-RJ, CPF/MF No. 098.414.907.49, resident and dwelling in Rio de Janeiro city and state, with office at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, Rio de Janeiro city and state; **MR. DIRK BEEUWSAERT**, Belgian, married, engineer, passport No. EC128771, issued by Belgium government, residend and dwelling in Merelbeke, Bélgica, with office at Place du Trône, 1 - B 1000, Brussels, Belgium; and **Mr. NICOLAS ALAIN MARIE TISSOT**, French, economist, passport No. 03XY08488, issued by French government on April 25th, 2003, with office at Place du Trône, 1 - B 1000, Brussels, Belgium. The shareholder Tractebel EGI South America Ltda., by its legal representative, the board Chairman, declared to the present shareholders that obtained from the elected counselors the information they are in conditions to firm, without exceptions, the instrument of declaration cited on § 4° of Article 147 of Law No. 6,404/76 and on Article 2° of CVM Instruction No. 367/2002, and that they pledged themselves to present the documents when the signature of the Formal Admission to Office, being presented the curriculum of all Counselors elected, documents that will be registered at Company's Headquarter. **For the Board of Directors Chairman was elected the Counselor Mr. Maurício Stolle Bähr and as Vice-President the Counselor Mr. Jan Franciscus María Flachet. Item 2.4**. Deliberate over the employees participation on profits or results related to the 2003 year – It was proposed the amount up to BRL 8,500,000.00 already registered on financial statements, for payments on dates to be set by the Executive Directory, under the criteria defined at the Company's Remuneration System and Labor Collective Agreement, as Employees Profit Sharing – PLR related to 2003, compensating the amounts paid in 2003 as PLR advancement. Put the matter on vote, the same **was approved by majority**, abstaining to vote the BNDESPAR shareholder. On following, the Chairman informed that the following item from the Agenda would be passed: **Item 2.5**. Deliberate about the managers' global remuneration for the 2004 period – Proposed the amount of BRL 8,000,000.00 as global amount of yearly remuneration of Managers elected by the General Shareholders Meeting and by the Board of Directors, whose distribution will be made under criteria and amounts to be set by the Board of Directors, being proper, additionally, to the Company, when is the case, the expenses of INSS, FGTS, Health Insurance, Private Social Welfare, medical aid and residence. Put the matter on vote, **it was approved by the majority**, abstaining to vote the BNDESPAR shareholder. Exhausting the Agenda items from the 7th Ordinary Shareholders Meeting, and put the words on disposition, the BANCO CLÁSSICO shareholder requested the installation of the Fiscal Council for the present fiscal year. After

Tractebel Energia

Ordinary Meeting of 2005, being elected: **(i) Mr. MANOEL EDUARDO LIMA LOPES**, Brazilian, married, accountant, RG No. 1767127–IFP, CPF No. 046.227.237-00, with address at Av. Oswaldo Cruz, 81/201, Flamengo, Rio de Janeiro/RJ, CEP 22250-060, **holder counselor**, and **Mr. AILTON PINTO SIQUEIRA**, Brazilian, married, banker, RG No. 01160700-9 – IFP, CPF No. 006.936.346-34, with address at Rua Senador Vergueiro, 157/604, Flamengo, Rio de Janeiro/RJ, CEP 22230-00, **substitute counselor**, indicated by Banco Clássico S.A. shareholder, as minority owner of shares with right to vote; and **(ii) Mr. NEWTON DE LIMA AZEVEDO JÚNIOR**, Brazilian, married, engineer, RG No. 3.993.530-SSP/SP, CPF/MF No. 610.185.388-87, resident and dwelling in São Paulo city and state, with office at Av. 9 de Julho, 4865, 8° andar, Centro, **holder counselor**, and **Mr. LUIZ EDUARDO SIMÕES VIANA**, Brazilian, married, economist, RG No. 05461436-7 IFP/RJ, CPF No. 456.817.407-30, with office at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, Rio de Janeiro city and state, **substitute counselor**; **Mrs. CARLA CARVALHO DE CARVALHO**, Brazilian, married, lawyer, OAB/RJ No. 59.760, CPF/MF 863.499.377-91, resident and dwelling in Niterói city, Rio de Janeiro state, with office at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, Rio de Janeiro city and state, **holder counselor**, and **Mr. FLÁVIO MARQUES LISBOA CAMPOS**, Brazilian, married, civil engineer, RG No. 524578-SSP/MG, CPF No. 118.388.096-00, with office at Rua Guajajaras, 43, Centro, Belo Horizonte city, Minas Gerais state, **substitute counselor**. It was proposed and approved the settling of the annual remuneration of the fiscal counselors in ten per cent (10%) from the mean annual remuneration of each Director, not computing benefits, representation allowance and profit participation. As nobody wanted to use the words, the Chairman thanked everyone's presence and concluded the work of the present Shareholder Meetings, asking to be drawn up the present Minutes, which, after being read and thought accordingly, was signed by Chairman and by shareholders that represent more than 2/3 of the voting capital of the Company, and by me, Secretary, extracting from it the necessary copies, destined to legal ends. Florianópolis, April 12th 2004.

Maurício Stolle Bähr Chairman	José Moacir Schmidt Secretary

Shareholders:

TRACTEBEL EGI SOUTH AMERICA LTDA.	BANCO CLÁSSICO S.A.
BNDESPAR	WALTAMIR BARREIROS
PATRICK OBIN	JOSÉ MOACIR SCHIMIDT

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES